Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

October 7, 2008	For Immediate Release

NEWS RELEASE

GREAT PANTHER CONTINUES RECORD-SETTING TREND WITH Q3 PRODUCTION

Great Panther Resources Limited (TSX: GPR; the “Company”) is continuing the trend of record production at its 100% owned Mexican mines. The Company has successively increased production in nine of the eleven quarters since commencing production in the first quarter of 2006.

Operational highlights for Q3 2008 include:

  Record total metal production of 444,686 silver equivalent ounces (Ag Eq Oz), a 23% increase compared to the production for Q3 2007, and 2% above the previous quarter.
  Topia’s highest metal production ever of 208,589 silver equivalent ounces.
  Best grade concentrate from Guanajuato at 9,750g/t silver and 64g/t gold.

(For consistency, silver equivalents for 2008 were established using prices of US$800/oz Au, US$16/oz Ag, US$1.15/lb Pb and US$1.00/lb Zn. Using current prices would result in higher silver equivalent ounces.)

With the third quarter metal production, Great Panther is on target to meet or exceed its annual goal of 1.75 million Ag Eq Oz. A breakdown of metal production during the third quarter included 283,045 ounces of silver, 1,437 ounces of gold, 246 tonnes of lead and 370 tonnes of zinc, or 444,686 silver equivalent ounces. This represents a 23% increase from Q3 2007 and 8,614 silver equivalent ounces

Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

(2%) more than in the second quarter of this year. The total year to date production of 1,312,397 silver equivalent ounces is 33% higher than the production for the same period in 2007. The Guanajuato operation, which is the Company’s highest producing silver mine, produced 177,810 ounces of silver and 1,166 ounces of gold, or 236,097 silver equivalent ounces in the third quarter, while the Topia operation produced a record 105,235 ounces of silver, 271 ounces of gold, 246 tonnes of lead and 370 tonnes of zinc, or 208,589 silver equivalent ounces.

The Guanajuato Mine processed 37,237 tonnes of ore with average grades of 1.26g/t gold and 179g/t silver. Both ore grades and the production of silver and gold were well in excess of 2007 levels but were slightly lower than in the second quarter of 2008. Plant performance was very satisfactory with metal recoveries at 77.5% for gold and 83% for silver while the concentrate quality improved further still to a record 9.75kg/t silver and 64g/t gold.

In the fourth quarter, production from Guanajuato will benefit from the recent addition of two new 3.5yd³ underground loaders, plus the start-up of two cut and fill stoping levels at Cata and Guanajuatito. Deepening of the Guanajuatito area in the northwest portion of the mine property reached the 50 metre level where a cut and fill operation is being established in the North Zone. Deepening of the Cata decline is expected to reach the 460 metre level in October where a second cut and fill operation will be started in the Cata Clavo. Both areas contain ore of higher than average grades. Management expects a further 40% improvement in metal production over the next 12 months.

The Topia operations produced a record 105,235 ounces of silver, 271 ounces of gold, 246 tonnes (542,218 lbs) of lead, and 370 tonnes (814,939 lbs) of zinc, or 208,589 Ag Eq Oz in the third quarter. New quarterly production records were set for all metals. Expressed in terms of equivalent ounces of silver, production was 40% above the same quarter in 2007 and 30% above the previous quarter in 2008. The Topia plant processed 9,701 tonnes of ore at grades of 378g/t silver, 0.96g/t gold, 2.77% lead and 4.06% zinc, with overall metal recoveries of 89.4% for silver, 90.7% for gold, 91.6% for lead and 88.0% for zinc. Ore grades and plant recoveries were much improved over previous quarters and resulted in the record production.

Topia management has focused its attention towards the clean mining (lower dilution) of higher grade veins, such as Argentina and Don Benito and, in recent months, has been successful in identifying and developing new higher grade veins such as the Recompensa, San Gregorio and Hormiguera (Cantarranas East). Much of the ore delivered to the mill is typically derived from exploration development and this will gradually be reduced and replaced by ore from stoping which is more cost efficient and of cleaner quality.

The NI 43-101-compliant mineral resources have been upgraded at Topia such that measured and indicated resources are quoted as 153,373 tonnes grading 501g/t silver, 0.95g/t gold, 5.38% lead, and 4.85% zinc plus an additional inferred resource of 98,083 tonnes grading 468g/t silver, 0.97g/t gold, 3.59% lead, and 2.95% zinc. There is further exploration potential for the Argentina and Don Benito veins in addition to the newly developed areas of Recompensa, San Gregorio and Hormiguera. The management plan for Topia is to extend resources through exploration development and drilling to

Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

support ever increasing production to fully utilize the mill capacity. Current production uses two thirds of the current mill capacity.

Robert F. Brown, P.Eng. and Vice President of Exploration for the Company is the Qualified Person for both the Guanajuato Mine and the Topia Mine, under the meaning of NI 43-101. Aspects of both mines relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.